Exhibit 99.1
NEW RELEASE
FOR IMMEDIATE RELEASE
October 2, 2006

Extendicare Inc. Declares Dividend on its Subordinate Voting and Multiple Voting Shares
Payable October 27, 2006

MARKHAM, ONTARIO - Extendicare Inc. (TSX: EXE.A and EXE; NYSE: EXE.A) announced today a dividend declaration by its Board of Directors of $0.05 per Subordinate Voting Share (EXE.A) and $0.025 per Multiple Voting Share (EXE) payable on October 27, 2006, to shareholders of record as at October 12, 2006.

For further information, contact:

Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Telephone: (905) 470-5483
Fax: (905) 470-4003
Visit Extendicare's website @ www.extendicare.com